                                                                    EXHIBIT 23.1

                  [RALPH E. DAVIS ASSOCIATES, INC. LETTERHEAD]



                                 March 21, 2002

Black Warrior Basin Trust 1994-1
c/o Bank of America
P. O. Box 830650
Dallas, Texas 75283


Attn:    Mr. Ron E. Hooper
         Sr. Vice President, Royalty Management

                                 RE: ESTIMATED RESERVES AND NON ESCALATED FUTURE
                                     NET REVENUE REMAINING AS OF JANUARY 1, 2002
                                       DOMINION BLACK WARRIOR BASIN TRUST 1994-1

Gentlemen:

At your request the firm of Ralph E. Davis Associates, Inc. of Houston, Texas has prepared an estimate of the natural gas reserves on specific leaseholds in which Dominion Black Warrior Basin Trust 1994-1 (the Trust) has certain interests. The interests evaluated are a royalty interest ownership position applicable to specific gas properties in the Black Warrior Basin, Tuscaloosa County, Alabama. This report presents our estimate of the proved reserves anticipated to be produced from those leaseholds.


The reserves associated with these estimates have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Rule 4-10(a) of regulation S-X of the Securities Exchange Act of 1934. We have also estimated the future net revenue and discounted present value associated with these reserves as of January 1, 2002, utilizing a scenario of non escalated product prices as well as non escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.


The results of our study may be summarized as follows:


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Dominion Black Warrior Basin Trust 1994-1                         March 21, 2002
Mr. Ron E. Hooper                                                         Page 2


                         NON ESCALATED PRICING SCENARIO
                    ESTIMATED RESERVES AND FUTURE NET INCOME
                NET TO DOMINION BLACK WARRIOR BASIN TRUST 1994-1
                              AS OF JANUARY 1, 2002

                                                       Total Proved
                                                       ------------
Net Remaining Sales Gas Reserves:
         Gas: Mcf                                        50,963,574

Future Revenue:
         Sales Revenue                                 $134,241,469
         Tax Credit Revenue                               6,948,322
         Total Revenue                                  141,189,797

         Production Taxes                              $  6,712,074
         Other Deductions                                         0

         Future Net Income                             $134,477,734
         Future Net Income Discounted @ 10%            $ 85,244,061


The anticipated value of the Section 29 Tax Credit may be summarized as follows:


        Calendar Year         Undiscounted           Discounted @ 10%
        -------------         ------------           ----------------
            2002               $6,948,322               $6,625,102


Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.


DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Dominion Black Warrior Basin, Inc. (Dominion) or were obtained from commercial sources. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, production history, the existence of contractual obligations to others and similar matters were accepted as presented.

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Dominion Black Warrior Basin Trust 1994-1                         March 21, 2002
Mr. Ron E. Hooper                                                         Page 3

Ownership interest, operating costs and information related to contractual obligations regarding the sale of produced gas were furnished by Dominion. No physical inspection of the properties was made nor any well tests conducted.


RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history, or analogy with wells in the area producing from the same or similar formations. Individual well production histories were analyzed and forecast until an anticipated economic limit. The economic limit was based upon an analysis of overall field operating costs and an appropriate daily producing rate was utilized for each individual well.


Future production for the unit was then analyzed as it applies to the total revenue stream. Future production was forecast until the unit operations would no longer be economical, and this future point in time was then utilized as a terminus of production from the area of interest.


The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve estimates presented in this report are calculated using acceptable methods and procedures and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates.


The anticipated producing rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein.


PRICING PROVISIONS

NATURAL GAS -- The unit price used throughout this report for natural gas is based upon a sales contract entitled "Amendment Dated July 1, 2001 to the Gas Purchase Agreement dated May 3, 1994". This amendment is effective January 1, 2002 through December 31, 2002, and specifies the price to be paid for each MMBtu of sales gas. The terms and conditions of this amendment were utilized for the indicated time period.


Beginning January 1, 2003 the price in effect for each MMBtu of sales gas was set at the


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Dominion Black Warrior Basin Trust 1994-1                         March 21, 2002
Mr. Ron E. Hooper                                                         Page 4


NYMEX price for gas sold on December 31, 2001, being $2.57 per MMBTU. This price was then held constant throughout the remaining producing life of the properties.


FUTURE NET INCOME

Future net income is based upon gross income from future production, less appropriate taxes (production, severance, ad valorem or other). Operating costs and any estimated future capital requirements were not considered in the estimation of net income due to the Trust's royalty ownership position. No allowance was made for depletion, depreciation, income taxes or administrative expense.


Future net income has been discounted for present worth at values ranging from 0 to 30 percent using mid year discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.


GENERAL

Dominion Black Warrior Basin, Inc. as operator, has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this investigation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.


No consideration was given in this report to either gas contract disputes including take or pay demands or gas sales imbalances.


No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.


If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to arrange a visit so that he can evaluate the assumptions made and the completeness and extent of the data available on which the estimates are made.


Neither Ralph E. Davis Associates, Inc. nor its employees has any interest in the subject properties and neither the employment to make this study nor our compensation is


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Dominion Black Warrior Basin Trust 1994-1                         March 21, 2002
Mr. Ron E. Hooper                                                         Page 5


contingent on our estimates of reserves and future income for the subject properties.


This report has been prepared for the exclusive use of Dominion Black Warrior Basin Trust 1994-1 and shall not be reproduced, distributed or made available to any other company without the written consent of either Ralph E. Davis Associates, Inc. Such consent will not be unreasonably withheld if the report is utilized in its entirety.


                                               Very truly yours,
                                               RALPH E. DAVIS ASSOCIATES, INC.


                                               /S/ Allen C. Barron

                                               Allen C. Barron, P.E.
                                               President